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                             SOLICITING MATERIAL
     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 26, 1997

                            SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934


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[_] Preliminary Proxy Statement            [_] Confidential, for Use of the
                                               Commission Only (as permitted by
[ ] Definitive Proxy Statement                 Rule 14a-6(e)(2))

[_] Definitive Additional Materials

[X] Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12


                                 SHONEY'S, INC.
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                (Name of Registrant as Specified In Its Charter)

                 RAYMOND D. SCHOENBAUM AND BETTY J. SCHOENBAUM
    ------------------------------------------------------------------------
     (Name of Persons filing Proxy Statement, if other than the Registrant)


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Notes:


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SHONEY'S SHAREHOLDERS' COMMITTEE

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COMPETITION OUTPERFORMING SHONEY'S - DECLINING COMPARABLE STORE SALES INDEXED(1)


     Comparable-Store Sales Indexed       1990(2)   1996
                                          -----     -----

Shoney's, Inc.                            100.0      96.4

Cracker Barrel Old Country Store, Inc.    100.0     145.5

Bob Evans Farms, Inc.                     100.0     116.5

Applebee's Int'l, Inc.                    100.0     134.9

Perkin's Family Restaurants               100.0     112.3

IHOP                                      100.0     124.0

Denny's (Flagstar)                        100.0     104.5





(1) Comparable Store Sales for Cracker Barrel includes restaurant and gift sales, for Shoney's includes only the Shoney's concept and company owned units, for Bob Evans includes the restaurant segment only, for Applebee's includes only the Applebee's concept and company operated units, for Perkin's includes company owned units, for IHOP includes company-operated and franchised units combined, and for Denny's includes only company-operated units and the Denny's concept.

(2) Base indexed year for Denny's is 1992.


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